NEXTGEN ACQUISITION CORPORATION

2255 Glades Road, Suite 324A

Boca Raton, Florida 33431

October 2, 2020

VIA EMAIL & EDGAR

Todd Schiffman

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	NextGen Acquisition Corporation (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-248921)

Dear Mr. Schiffman:

Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-248921) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on October 6, 2020 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to David J. Goldschmidt of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3574 and that such effectiveness also be confirmed in writing.

Very truly yours,

NextGen Acquisition Corporation

Date: October 6, 2020	By:	/s/ Patrick Ford
Name: Patrick Ford Title: Chief Financial Officer and Secretary

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Gregg A. Noel, Esq. and David J. Goldschmidt, Esq.

cc:	Ropes & Gray LLP
Paul Tropp, Esq. and Emily Oldshue, Esq.